Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Monroe Bancorp
SEC File No. of Monroe Bancorp: 000-31951
The following excerpts relating to the pending acquisition of Monroe Bancorp are from Old National Bancorp’s earnings conference call and slide presentation held on November 1, 2010.
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Monroe Bancorp Positive reaction Structured project management approach 19 integration teams formed with Old National and Monroe co-team leaders Integration project kick-off meeting held Closing date targeted for January 1, 2011 3Q10 earnings consistent with expectations Still have capacity for other deals Indiana, Kentucky and Southwest Michigan Both traditional and FDIC 10
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# Reduce Noninterest Expense

OLD NATIONAL BANCORP

Third-Quarter 2010 Financial Review

18

Reduce Noninterest Expense What are we planning to do? Centralize procurement and vendor management purchasing decisions Process improvements in credit and operations areas Monroe Bancorp acquisition which anticipates significant cost savings 18
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Ms. Lynell J. Walton, Director of Investor Relations:
“...If you turn to slide six, you’ll see our agenda for the call. First, Bob will provide a high-level overview of our third quarter 2010 financial performance, our view of the current economic and regulatory environment, as well as discuss the activities surrounding our pending acquisition of Monroe Bancorp...”
Robert G. Jones, President and Chief Executive Officer:
“...On slide 10, I want to close with a quick update on Monroe. The reaction from the Bloomington and other communities that Monroe services, as well as the Monroe Associates, has been very positive. The interaction between the Monroe team and the Old National team has been very strong, with 19 integration teams off and working very hard towards a 1/1/11 closing. We still feel very good about the positive impact financially that we discussed with you on October 2006.
As you are thinking about your models for our fourth quarter and 2011, we estimate that the one-time charges associated with the transaction will be $2 million in the fourth quarter of 2010 and approximately $8 million in 2011, with the timing in 2011 dependent upon when we close specific branches. We should be able to give you better clarity on our next call.
As far as accretion, we still feel comfortable that Monroe should provide a positive impact in 2011 of approximately $0.03 to $0.04 per share before one-time charges. As we told you on that October 6 call, we expect a 7% to 8% annual accretion thereafter; all of this driven by expense reductions with no revenue synergies built into these numbers.
Monroe did release their quarterly earnings last Thursday and they were consistent with our expectations, showing a 10% improvement in pre-tax, pre-provision earnings when comparing the third quarter of 2010 to the same quarter in 2009. They also continued to aggressively manage their watchlist loan portfolio and the progress they showed was consistent with our expectations. I would like to emphasize a key point that we do feel as though we still have the capacity and the capital to do other deals, and would look towards markets in the state of Indiana except Chicagoland, in Louisville, Lexington and other key markets in Kentucky as well as Southwest Michigan. While we continue to monitor the potential for an FDIC deal, we’ve seen a slowing of activity, particularly in our target markets. We also feel, with the right partner like Monroe, a traditional deal that provides positive impact to our shareholders may make sense...”
Chris Wolking, Chief Financial Officer of Old National Bancorp:
“...And, of course to our acquisition of Monroe Bancorp is important to our cost savings effort. As we discussed in the conference call when we announced the acquisition, we expect to reduce expenses by the equivalent of 50% of annual Monroe operating expenses when Monroe is fully integrated into Old National. Based on projected earnings contribution from Monroe, we estimate this will contribute about 3% in improvement to our efficiency ratio when fully integrated. Banks of the quality of Monroe Bancorp that have similar cost savings opportunities will continue to be a focus of our acquisition effort...”
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(Q — Jeff Davis — Guggenheim Partners): Good. Two part question, first for you, Bob, and then unrelated, Chris. Did I hear you correct, Bob, that the pool or availability of possible banks to acquire is contracted or for some reason smaller than it might have been three or four months ago?
(A — Robert Jones): No. I wouldn’t say the pool has decreased, Jeff. What I said is the pace has decreased. We’re just not seeing the activity in our markets that I guess we had expected to see at this stage. Clearly, there are still banks out there with either regulatory actions or Texas ratios that we think could portend that they could potentially be an FDIC deal. The FDIC seems to be focused on other markets at this stage. We had the flurry of activity in Chicago, and then they seem to have left the Midwest for any significant activity.
(Q — Jeff Davis): Okay. But it’s not a function of open banks like the Monroe deal where you just see additional issues and you want to step back and see how things play out on a given portfolio?
(A — Robert Jones): No, no.
(Q — Jeff Davis): No.
(A — Robert Jones): As you think about the activity, it would be a better question for you to ask the FDIC, the regulators than me.
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Additional Information for Shareholders
In connection with the proposed merger, Old National Bancorp has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of Monroe Bancorp and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of Monroe Bancorp after the Registration Statement is declared effective. The Registration Statement has not yet become effective. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”

Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations), ability of Old National to execute its business plan (including the proposed acquisition of Monroe Bancorp), changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of Old National’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this presentation and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.